Exhibit 99.1

ABN 82 010 975 612 2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Non-Renounceable Rights Issue Offer – Letter to Option Holders

Brisbane, Australia, 17 April 2013.  Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) advises that it has today given the attached letter to option holders.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

ABN 82 010 975 612 2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

17 April 2013

Dear Option Holder,

Progen Rights Issue – Notice to Option Holders

I am writing to you in relation to your option holding in Progen Pharmaceuticals Limited (Company) (ASX: PGL, OTCBB: PGLA).

The Company announced on 16 April 2013 that it is undertaking a pro rata non-renounceable rights issue (Rights Issue) under which holders of fully paid ordinary shares with a registered address in Australia or New Zealand may subscribe for 1 new ordinary share at a price of $0.21 for every 1 fully paid ordinary share they hold at 7:00pm AEST on 26 April 2013 (Record Date).

The Rights Issue offer document, which contains the key features and terms and conditions of the Rights Issue, has been announced to the market and is available on the ASX website. I would be pleased to email you a copy of the offer document should you require one.

The purpose of this letter is to inform you that:

1.                         Your options do not allow you any participation in the Rights Issue;

2.                         In order to participate in the Rights Issue as an option holder you must first exercise some or all of your options in accordance with their terms in sufficient time to allow the issue of the option shares to occur prior to the Record Date; and

3.                         The option shares issued to you as a result of the exercise of your options must be held by you on the Record Date.

If you choose not to exercise some or all of your options, the unexercised options will remain in place and enforceable in accordance with their terms.  Also note that this letter does not apply to you insofar as you hold fully paid ordinary shares.

If you have any questions regarding this letter please contact me on (07) 3273 9133.

Yours faithfully,

Blair Lucas

Company Secretary